Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 3, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 3, 2002, entitled "Statoil gets green light for Snøhvit".

Statoil gets green light for Snøhvit

Based on the information received from the Efta Surveillance Authorities (ESA) 31 May, the Snøhvit partners are preparing to proceed with the Snøhvit project.

The partners in Snøhvit, with Statoil as operator, resolved on 21 March to halt work on the project at Melkøya outside Hammerfest in northern Norway until the ESA had clarified the framework terms.

Activity at the Melkøya site will now be resumed as quickly as possible, reports Snøhvit project director Egil Gjesteland.

Snøhvit licensees holding individual sales deals with customers in the USA and Spain have been able to remove conditional clauses in their contracts.

"We're relieved at this clarification and look forward to getting the project restarted," says Mr Gjesteland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 3, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer